Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 2, 2008
Item 3	News Release The news release dated December 2, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure and UK Media and Analyst networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. announced that the San Luis Joint Venture is pleased to report a 31% increase in measured and indicated gold resources at the San Luis Project, with measured resources of 61,000 troy ounces of gold, indicated resources of 287,000 troy ounces of gold and inferred resources of 3,600 troy ounces of gold.  This resource estimate was undertaken following a review of the prior resource estimate announced in November 2007.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated December 2, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 3rd day of December, 2008

December 2, 2008	News Release 08-20

SAN LUIS GOLD RESOURCES INCREASE BY 31%

Vancouver, B.C. – The San Luis Joint Venture is pleased to report a 31% increase in measured and indicated gold resources at the San Luis Project, with measured resources of 61,000 troy ounces of gold, indicated resources of 287,000 troy ounces of gold and inferred resources of 3,600 troy ounces of gold.  This resource estimate was undertaken following a review of the prior resource estimate announced in November 2007.

The new mineral resource estimate, which was prepared by independent qualified persons Michael Lechner of Resource Modeling, Inc. and Donald Earnest of Resource Evaluations, Inc., incorporates all existing data, including additional sample results not included in the November 2007 mineral resource estimate, and uses a cut-off grade of 6 g/t gold-equivalent.

Mineral Resource Summary* – November 2008

Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Tons	Gold Grade (oz/ton)	Silver Grade (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)	Gold- Equivalent (ounces)
Measured	55,000	34.3	757.6	61,000	1.00	22.1	61,000	1,345,100	81,700
Indicated	429,000	20.8	555.0	473,000	0.61	16.2	287,000	7,658,200	404,800
Measured and Indicated	484,000	22.4	578.1	534,000	0.65	16.9	348,100	9,003,300	486,500
Inferred	20,000	5.6	270.1	22,000	0.16	7.9	3,600	174,900	6,300

* Gold-equivalent ounces assume a 65:1 Au:Ag ratio based on US$600/troy ounce gold and US$9.25/troy ounce, and silver and metallurgical recoveries and net smelter returns are assumed to be 100%. Contained metal may differ due to rounding.

Resources were estimated in a 1 meter by 3 meter by 5 meter block model using a dynamic isotropy search based upon distance from vein boundaries with a three pass inverse distance cubed algorithm and tabulated using a gold-equivalent cut-off grade of 6 g/t.

A feasibility study on placing the project into production has been initiated and is expected to be completed in the first half of 2009.  An environmental impact study has also been initiated and is expected to be completed by the end of 2009. The Joint Venture is currently negotiating a long term land access agreement.
Joint Venture Interests

Silver Standard holds a 55% interest in the San Luis joint venture and Esperanza holds 45%.  Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study.  Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Silver Standard Silver Standard Resources Inc. is a silver resource company focused on bringing its 100%-owned Pirquitas Mine into production and continues to seek growth through exploration and development of its silver projects.

About Esperanza  Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico.  It has other exploration interests in Peru, Mexico and Bolivia.  The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

QUALIFIED PERSON:

Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program.  He has verified the data disclosed in this news release, including sampling, analytical and test data.  Field work has been conducted by joint-venture personnel under his supervision.  All samples were submitted to ALS Chemex in Lima, Peru for analysis.

For silver, initial analysis was completed using four-acid digestion with an ICP finish.  For samples that assayed over 200 ppm silver, re-analysis was completed using four-acid digestion with an AA finish.  For samples that assayed over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish. For gold, initial analysis used a 30-gram charge for fire assay followed by an AA finish.  For samples that assayed over 10 grams gold in the initial analysis, re-analysis of the 30 gram assay charge was completed using fire assay followed by a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

 “Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, the availability of drill rigs, and the ability to permit, finance and develop a mine on the property.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard's Annual Information Form filed with the Canadian securities regulators and both companies' Form 20-F filed with the U.S. Securities and Exchange.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  The companies expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of the managements on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or managements’ beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

(Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com